Tele2 AB Skeppsbron 18 P.O Box 2094 SE-103 13 Stockholm, Sweden Telephone +46 8 5620 0060 Fax: +46 8 5620 0040 www.tele2.com 2018-10-08	Filing pursuant to Rule 425 under the Securities Act of 1933, as amended Filer: Tele2 AB Subject Company: Com Hem Holding AB Commission File No.: 333-226947

The European Commission has approved the merger of Tele2 and Com Hem

Stockholm – The European Commission today announced that it has approved the merger of Tele2 AB (publ) (“Tele2”) (Nasdaq Stockholm: TEL2 A and TEL2 B) and Com Hem Holding AB (publ) (“Com Hem”) (Nasdaq Stockholm: COMH) unconditionally. Tele2 hereby also announces a preliminary timetable, with November 5, 2018 as expected closing date.

Today the European Commission approved the merger of Tele2 and Com Hem unconditionally. The merger will combine two highly cash generative businesses with clear synergies to create a leading integrated connectivity provider in the Baltic Sea region. Com Hem’s shareholders will receive as merger consideration SEK 37.02 in cash plus 1.0374x
B shares in Tele2 for each share in Com Hem outstanding as at completion of the merger.

Allison Kirkby, President and CEO of Tele2 comments:

“We are nearing the closing of this merger and my ambition to create a leading integrated connectivity provider in the Baltic Sea region will soon be realized. I am immensely proud of the Tele2 team’s efforts throughout this process, as well as our incredible achievements the past years.”

“I will leave a Tele2 that is stronger and better positioned to act as an integrated customer champion in an ever more digitalized world. Once the merger is closed, I feel confident that the Tele2 team, including its new colleagues from Com Hem, will continue to challenge the status quo and fearlessly liberate people to live a more connected life.”

Anders Nilsson, incoming President and CEO of Tele2, comments:

“As one company, we will be able to offer a portfolio of truly integrated services, with significant benefits for Swedish individuals, households, businesses and our shareholders as a result. My colleagues at both Tele2 and Com Hem can look forward to some very exciting years ahead, and I am sure that I am not the only one with high expectations.”

“My main focus now is our preparations for a rapid and efficient integration, to the benefit of both our employees and customers. Together with the new Leadership Team, I will also make sure to draw from the strength, knowledge and spirit of both the Tele2 and Com Hem organizations, as well as the Tele2 Board of Directors. When closing comes, we will be ready to kick off the integration.”

The merger is expected to close on November 5, 2018. See a preliminary timetable below.

Clarification on the closing date of the merger
The merger between Tele2 and Com Hem will be completed when the Swedish Companies Registration Office registers the merger and Com Hem is dissolved. In practice, the integration of the two companies will then be realized in several steps, concerning both commercial offerings, internal organization and way of working. Dates for these steps will be determined as part of the integration preparations and will be communicated directly to employees and relevant stakeholders.

Tele2 AB Skeppsbron 18 P.O Box 2094 SE-103 13 Stockholm, Sweden Telephone +46 8 5620 0060 Fax: +46 8 5620 0040 www.tele2.com 2018-10-08

Preliminary timetable

November 1, 2018	Last day of trading in the Com Hem share on Nasdaq Stockholm

November 2, 2018	The Swedish Companies Registration Office grants authorization to implement the merger plan and Tele2 applies for registration of the merger with the Swedish Companies Registration Office

November 5, 2018	The Swedish Companies Registration Office registers the merger and Com Hem is dissolved Admission to trading of the newly issued Tele2 shares on Nasdaq Stockholm

November 7, 2018	Com Hem shareholders receive the Tele2 shares i.e. the non-cash consideration

November 7-8, 2018	Com Hem shareholders receive the cash consideration

November 9-12, 2018	Com Hem shareholders receive cash from the sale of fractional shares

For more information, please contact:
Joel Ibson, Head of Public Relations, Tele2 AB, Phone: +46 766 26 44 00
Erik Strandin Pers, Head of Investor Relations, Tele2 AB, Phone: +46 733 41 41 88

This information is information that Tele2 AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact persons set out above, at 15:10 CEST on October 8, 2018.

TELE2’S MISSION IS TO FEARLESSLY LIBERATE PEOPLE TO LIVE A MORE CONNECTED LIFE. We believe the connected life is a better life, and so our aim is to make connectivity increasingly accessible to our customers, no matter where or when they need it. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies and other established providers. Tele2 offers mobile services, fixed broadband and telephony, data network services, content services and global IoT solutions. Every day our 17 million customers across eight countries enjoy a fast and wireless experience through our award winning networks. Tele2 has been listed on Nasdaq Stockholm since 1996. In 2017, Tele2 generated revenue of SEK 25 billion and reported an adjusted EBITDA of SEK 6.4 billion. For definitions of measures, please see the last pages of the Annual Report 2017. Follow @Tele2group on Twitter for the latest updates.

IMPORTANT INFORMATION

The information included in this transcript is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer to buy shares of Tele2 or Com Hem. Tele2 has filed a registration statement on Form F-4 with the Securities and Exchange Commission (the “SEC”) in connection with the transaction. Tele2 and Com Hem have mailed a merger document, which is part of the registration statement on Form F-4, to security holders of Com Hem in connection with the transaction. This information is not a substitute for the registration statement, merger document or any other offering materials or other documents that Tele2 and Com Hem have filed with the SEC or send to security holders of Com Hem in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER DOCUMENT CAREFULLY. THE MERGER DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TRANSACTION. Investors and security holders are able to obtain free copies of the merger document through the website maintained by the SEC at www.sec.gov. Free copies of the merger document may also be obtained from Tele2, by directing such request to Mr. Erik Strandin Pers, Head of Investor Relations, e-mail: erik.pers@tele2.com, phone: +46 733 41 41 88, or from Com Hem, by directing a request to Mr. Marcus Lindberg, Head of Investor Relations, e-mail: marcus.lindberg@comhem.com, phone: +46 734 39 25 40.

In addition to the registration statement and merger document, Tele2 and Com Hem file annual, quarterly and special reports and other information with the Swedish Financial Supervisory Authority. You may read and copy any reports, statements or other information filed by Tele2 or Com Hem at: http://www.tele2.com/investors/ and http://www.comhemgroup.se/en/investors/, respectively.

FORWARD LOOKING STATEMENTS

The information in this transcript may contain forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of each respective company or the combined company. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements. Although managements of each respective company believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements will prove to have been correct. You should not place undue reliance on forward-looking statements. They speak only as at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of the combined company. Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the transcript. Additionally, there can be no certainty that the Merger will be completed in the manner and timeframe described in this transcript, or at all.

NO SOLICITATION

This communication does not constitute notice to an extraordinary general meeting or a merger document, nor shall it constitute an offer to sell or the solicitation or invitation of any offer to buy, acquire or subscribe for, any securities or an inducement to enter into investment activity, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.